

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2015

<u>Via E-mail</u>
Mr. Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

Re: Biglari Holdings Inc.
Definitive Additional Materials on Schedule 14A
Filed March 12, 2015
File No. 000-08445

Dear Mr. Biglari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

- "Biglari Holdings is continually being shaped by Sardar Biglari, who has created substantial value for all stockholders."

- Groveland's letter "is riddled with misrepresentations, inaccurate data and flawed analysis to distract shareholders …."

- "… Groveland is clearly acting for its own benefit and not in the best interests of our shareholders."

- "Groveland has nominated a slate of directors that largely has no credible board experience …."

2.   In future soliciting material, please refrain from making statements that could be viewed as impugning the character of other parties as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following in future filings without qualifying the statements as your opinion or belief, and provide an adequate supporting basis for these particular statements with your response:

- "We have grave concerns regarding the credibility and integrity of Groveland's nominees …."

- "… Mr. Swenson has repeatedly broken promises to shareholders."

- "We believe that Groveland's stock price comparisons are … intentionally deceptive at worst."

- "It appears that Groveland is … intentionally trying to mislead shareholders to advance its own agenda."

You may contact me at (202) 551-3589 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
         Michael Neidell, Esq.
         Olshan Frome Wolosky LLP